SECURITIES AND EXCHANGE COMMISSION

           WASHINGTON, D.C. 20549

                   FORM 15

Certification and Notice of Termination of Registration under Section 12(g) of the Securities
Exchange Act of 1934 or suspension of Duty to File
Reports Under Section 13 and 15(d) of the
Securities Exchange Act of 1934.

         TFN, The Football Network, Inc.
    -----------------------------------------
        (Exact name of registrant as specified in its charter)

Delaware          000-32971       51-0380018
--------          ---------       ----------
(State or other            (Commission          (I.R.S. Employer
jurisdiction of             File Number)      Identification Number)
 incorporation)

646 North Beachwood Drive,
Los Angeles, CA                    90004-1419
--------------------------------------------------
               (Address of principal executive offices)


               (323) 898-8388
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        (Registrant's telephone number, including area code)

    Common Stock, par value $.001 per share
--------------------------------------------------
     (Title of each class of securities covered by this Form)

                     N/A
--------------------------------------------------
 (Titles of all other classes of securities for which a duty to file reports under Section 13(a) or 15(d) remains)

Please place an X in the box(es) to designate the appropriate rule provisions(s) relied upon to terminate or suspend the duty to file reports:

     Rule 12g-4(a)(1)(i)      [ ]          Rule 12h-3(b)(1)(ii)         [ ]
     Rule 12g-4(a)(1)(ii)     [X]          Rule 12h-3(b)(2)(1)          [ ]
     Rule 12-g-4(a)(2)(i)     [ ]          Rule 12-h-3(b)(2)(ii)        [ ]
     Rule 12-g-4(a)(2)(ii)    [ ]          Rule 15-d-6                  [ ]
     Rule 12-h-3(b)(1)(i)     [ ]                                       [ ]

     Approximate number of holders of record as of
the certification or notice date:  476

Pursuant to the requirements of the Securities
Exchange Act of 1934, TFN, The Football Network,
Inc. has caused this Certification/Notice to be signed on its behalf by the undersigned duly authorized person.

TFN, The Football Network, Inc.

Date:  September 7, 2001

/s/ Jantonio Turner
-------------------------
By: Jantonio Turner, President

                                      -2-